VIA FACSIMILE AND EDGAR

December 7, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:

Daniel Gordon
Branch Chief

Re:

Points International Ltd.
Form 40-F for the year ended December 31, 2006
Filed 3/29/07
File No. 000-51509

Dear Mr. Gordon

We are writing to respond to the comments set forth in the comment letter, dated October 19, 2007 (the "Comment Letter"), of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") relating to Form 40-F for Fiscal Year Ended December 31, 2006 filed by Points International Ltd. (the "Company") on March 29, 2007 (the "Form 40-F").

For your convenience, the text of the Staff's comments is set forth below and is followed by the Company's responses to such comments. Capitalized terms in the Form 40-F and used in the following response without definition shall have the meanings specified in the Form 40-F.

Form 40-F for the year ended December 31, 2006

Note 14 – MilePoint Inc. Acquisition, page 62

1.

We note your response to comment 2; you state that the acquisition of the MilePoint assets included the systems and technology operating the online business (including the system processes maintaining operations). In this regard, it appears that you acquired some technology-based intangible assets. Please tell us why you did not allocate any of the purchase price to these intangible assets.

We advise the Staff that we did not allocate any of the purchase price to these intangible assets because the assets did not have any value separate from the contracts. Given that the Company operated in the same line of business and already had its own functioning, easily-scalable technology and processes, acquiring those of MilePoint had no value to the Company other than to continue earning revenue from the contracts of MilePoint partners. The Company planned to migrate all of the MilePoint contracts over to the Company’s technology and retire the MilePoint technology. The MilePoint technology, absent the MilePoint contracts, had no stand alone value.

United States Securities and Exchange Commission
Division of Corporation Finance

2.

Furthermore, you state that you believe that the MilePoint employees (which you did not acquire) were a minor element of the business and not material to the acquisition of the business as a whole. However, you later state that you hired Mark Lacek and Peter Brennan, MilePoint’s founders and loyalty industry veterans, as consultants as part of the negotiation of the acquisition to perform technical services "necessary to complete the acquisition." This statement contradicts your previous statement since it implies that these MilePoint employees were a major element of MilePoint’s business. Please explain. Also please see Example 4, Scenario 2 in EITF 98-3 for a similar example.

We advise the Staff that Mark Lacek and Peter Brennan did not perform technical services. Rather, as the Staff noted in its initial question, these two individuals acted as consultants who focused on supporting existing relationships and selling Points solutions to existing and new customers. The technical services necessary to complete the acquisition were provided by other MilePoint consultants. The technical consulting work provided by the MilePoint employees was necessary to integrate the two businesses, but did not have to be performed by MilePoint employees. However, the Company did not have sufficient technical employee capacity to perform the required services, and, therefore, hiring the MilePoint consultants was a more efficient solution than hiring another third-party consulting company.

The MilePoint business acquisition differs from Example 4, Scenario 2 in EITF 98-3 because the consulting services provided by the MilePoint employees did not involve skills unique only to MilePoint employees. The Company’s employees possessed the same skill set, but as discussed above, they did not have the capacity to take on the additional work at such time. Outside consultants would have also possessed the same skill set, but the Company determined that it was more efficient to hire MilePoint to provide the consulting transition services.

3.

Please explain what you meant when you said that "after the sale, MilePoint no longer operated in the same business."

We advise the Staff that after the completion of the sale, MilePoint ceased operations as a reward program management portal.

4.

Not withstanding our previous comment regarding your determination of whether or not the acquisition was a business combination, we still do not believe that it is appropriate to include the $671,653 of transition services in the cost of the purchase of MilePoint. Integration/transition costs do not meet the criteria in EITF 95-3 for recognition as a liability assumed as of the consummation date of a business combination and thus it is not appropriate under US GAAP to include these costs in the purchase price. Please revise your filing accordingly.

We will revise our filing accordingly.

United States Securities and Exchange Commission
Division of Corporation Finance

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 596-6382.

Very truly yours,

Anthony Lam, CA
Chief Financial Officer

   cc: Jessica Barberich
        Securities and Exchange Commission